May 15, 2014

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust III, File Nos. 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Amendment No. 113 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the "1940 Act").  The purpose of the amendment is to register a newly created series of the Trust, the Tactical Core US II Fund (the "Fund"), under the 1940 Act.

Beneficial interests in the Fund have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), since such interests are issued solely in private placement transactions pursuant to Section 4(5) of the 1933 Act.  Investments in the Fund may only be made by certain natural person employees of the Fund's adviser that are "accredited investors" within the meaning of Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any beneficial interests in the Fund.

If you have any questions, please contact the undersigned at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Parker D. Bridgeport